# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Cognition Inc., CIK 0001655923
CUSIP: 02074J501
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1200-750 W Pender St, Vancouver, British Columbia Canada (A1), V6C
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001512127

## Reporting persons
- BESSER JAMES E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 210,000; shared voting power 793,203; sole dispositive power 210,000; shared dispositive power 793,203; aggregate amount beneficially owned 1,003,203 (6.2% of the class)
- FRANK MORGAN C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 45,000; shared voting power 776,181; sole dispositive power 45,000; shared dispositive power 776,181; aggregate amount beneficially owned 821,181 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Alpha Cognition Inc.
Address of issuer's principal executive offices: 1200 - 750 West Pender Street, Vancouver, British Columbia V6C

## Item 2. Person Filing
Name of person filing:
James E. Besser
Morgan C. Frank
Address of principal business office or, if none, residence:
James E. Besser
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Morgan C. Frank
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America
Citizenship:
James E. Besser - United States of America
Morgan C. Frank - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
James E. Besser - 1,003,203
Morgan C. Frank - 821,181
Percent of class:
James E. Besser - 6.2%
Morgan C. Frank - 5.1%
Sole power to vote or to direct the vote:
James E. Besser - 210,000
Morgan C. Frank - 45,000
Shared power to vote or to direct the vote:
James E. Besser - 793,203
Morgan C. Frank - 776,181
Sole power to dispose or to direct the disposition:
James E. Besser - 210,000
Morgan C. Frank - 45,000
Shared power to dispose or to direct the disposition:
James E. Besser - 793,203
Morgan C. Frank - 776,181

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G that are not directly owned by James E. Besser and Morgan C. Frank, are directly owned by advisory clients of management entities controlled by James E. Besser. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BESSER JAMES E: /s/ James E. Besser, James E. Besser (01/31/2025)
- FRANK MORGAN C.: /s/ Morgan C. Frank, Morgan C. Frank (01/31/2025)